July 18, 2025

BY EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Robert Shapiro Lyn Shenk

Re:	Sea Limited Form 20-F for Fiscal Year Ended December 31, 2024 Filed April 17, 2025 File No. 001-38237

Dear Mr. Shapiro and Mr. Shenk:

We hereby provide responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated July 7, 2025 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) of Sea Limited (the “Company”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2024

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023, page 97

Securities and Exchange Commission
July 18, 2025

1.
Please revise to quantify factors to which changes are attributed, including the extent to which changes are attributable to changes in prices or to changes in the volume or amount of services or products being sold or to the introduction of new products and services. For example, quantify the impact of growth in GMV on E-Commerce revenue and disclose factors and underlying business reasons for the growth in your credit business. Refer to Item 5 and Item 5.A.1 of Form 20-F.

Response

We respectfully submit further details regarding factors contributing to the year-on-year growth in our e-commerce service and digital financial services revenues below. In response to the Staff’s comments, in future Form 20-F filings, we will further elaborate, with greater quantification, the main factors to which changes in our businesses are attributed.

E-commerce:
The 37.8% increase in our e-commerce service revenue, from US$7.9 billion in fiscal year 2023 to US$10.9 billion in fiscal year 2024, was primarily attributable to the growth in Shopee’s gross merchandise value (“GMV”) and secondarily attributable to an increase in the rate of monetization on the GMV.

Shopee’s GMV grew 28.0% from US$78.5 billion in fiscal year 2023 to US$100.5 billion in fiscal year 2024, as disclosed on page 97 of the Form 20-F. We believe this growth was driven by overall online consumption growth in our markets as well as continual improvements in our service offerings, such as faster delivery, enhanced user engagement with better e-commerce content, and greater efficiency in advertising and search.

These improvements also helped to improve the monetization rate of our e-commerce platform, which can be calculated by dividing e-commerce service revenue by GMV. The monetization rate of our e-commerce platform increased by 80 basis points from 10.0% in fiscal year 2023 to 10.8% in fiscal year 2024. As disclosed on pages F-38, 54 and 90 of the Form 20-F, Shopee primarily monetizes by charging sellers and/or buyers (i) commissions on transactions, (ii) fees for value-added services such as logistics services, and (iii) fees for advertising services.

Digital Financial Services:
The 34.6% increase in our digital financial services revenue, from US$1.8 billion in fiscal year 2023 to US$2.4 billion in fiscal year 2024, was primarily driven by the growth of our loan book. Loans receivable grew 67.4% from US$2.5 billion as at December 31, 2023 to US$4.2 billion as at December 31, 2024, as disclosed on page 97 of the Form 20-F. Approximately 95% of our loans receivable as of December 31, 2024 were attributable to consumer and SME loans as provided on page F-48 of the Form 20-F. We believe this growth was mainly driven by a few factors including growth of our e-commerce platform, deepening penetration of our consumer lending activities on the platform, and expansion of our credit product offerings off our e-commerce platform.

Securities and Exchange Commission
July 18, 2025

Notes to Consolidated Financial Statements
Note 21. Segment Reporting, page F-74

2.	Please disclose how your CODM uses the reported measure of segment profit or loss in assessing performance and allocating resources. Refer to ASC 280-10-50-29f and ASC 280-10-55-47bb.

Response

We respectfully submit that the CODM evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. We will supplement future Form 20-F filings with this information.

3.	Please tell us how you considered the requirement to disclose the amount of revenues generated from Singapore, your country of domicile. Refer to ASC 280-10-50-41a.

Response

We respectfully submit that the Company is incorporated in the Cayman Islands, and its revenues generated from the Cayman Islands have been negligible for all years since the Company’s inception. In response to the Staff’s comment, we respectfully advise that revenues generated from Singapore were US$659.1 million, US$506.5 million, and US$507.8 million for the fiscal years ended December 31, 2024, 2023, and 2022, respectively, and we will also include the amount of revenues generated from Singapore in future Form 20-F filings.

* * * * *

Securities and Exchange Commission
July 18, 2025

Please contact Dwight S. Yoo at (212)-735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Tony Tianyu Hou

cc:	Yanjun Wang, Sea Limited Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP